MORGAN STANLEY MUNICIPAL PREMIUM INCOME TRUST ("TRUST")

SUB-ITEM: 77(D) POLICIES WITH RESPECT TO SECURITY INVESTMENT

While the Trust's policy is to emphasize investments in municipal obligations with longer-term maturities because generally longer-term obligations, while more susceptible to market fluctuations resulting from changes in interest rates, produce higher yields than short-term obligations, the Trust no longer expects to maintain a specific average weighted maturity of its portfolio. As a result of changes in the fixed-income and municipal marketplace, the
Trust's average portfolio maturity will vary depending upon market conditions and other factors.